UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41834

Global Mofy Metaverse Limited

(Translation of registrant’s name into English)

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On July 2, 2024, Global Mofy Metaverse Limited issued a press release entitled “Global Mofy Metaverse Launches $69 Million Fund with Strategic Partners to Foster Growth Opportunities in the AI, Digital Economy and Entertainment Sectors”. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Global Mofy Metaverse Launches $69 Million Fund with Strategic Partners to Foster Growth Opportunities in the AI, Digital Economy and Entertainment Sectors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2024	Global Mofy Metaverse Limited

	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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